Troutman Pepper Hamilton Sanders LLP 875 Third Aveneue New York, NY 10022

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Patrick B. Costello

D 212.704.6147

patrick.costello@troutman.com

Janaury 6, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	Adit EdTech Acquisition Corp.

Registration Statement on Form S-1

Submitted December 23, 2020

File No. 333-251641

Dear Mr. Levenberg:

We are submitting this letter on behalf of Adit EdTech Acquisition Corp., a Delaware corporation (the “Company”), in response to the comments from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) received by letter dated January 6, 2021 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-251641) (the “Registration Statement”).

We are submitting this letter and Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”) via EDGAR. For the Staff’s reference, we are also sending, by courier, copies of this letter as well as both a clean copy of the Amendment No. 1 and a copy marked to show all changes from the Registration Statement.

For ease of reference, we have incorporated the comments from the Staff Letter into this letter in italics, numbered to correspond to the numbering used in the Staff Letter and followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in Amendment No.1.

Registration Statement on Form S-1

Amended and Restated Certificate of Incorporation, Exhibit 3.2, page 3

Securities and Exchange Commission Janaury 6, 2021 Page 2

1.

Section 5.4 of your amended and restated certificate of incorporation provides that if the Company engages in a proxy solicitation in connection with any proposed initial business combination, the Company will consummate such initial business combination if “a majority of the then outstanding shares of Common Stock present and entitled to vote at the meeting to approve the initial Business Combination are voted for the approval of such initial Business Combination.” However, disclosures at page 23 and elsewhere in your prospectus state that if you seek stockholder approval, you will complete your initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the business combination. Please revise to address the inconsistency or advise.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see disclosure on pages 23, 87, 97, 119, and F8 of Amendment No. 1.

Form of Warrant Agreement, Exhibit 4.4, page II-5

2.

We note that the form of warrant agreement filed as Exhibit 4.4 provides that the registrant agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and the warrant agreement has been refiled to delete references that the courts of the State of New York or the United States District Court for the Southern District of New York are the exclusive jurisdiction for actions under the warrant agreement and that the jurisdiction provisions of the warrant agreement shall not apply to any claims brought under the Securities Act or the Exchange Act.

Thank you for your consideration of our response. If you have any questions or require additional information, please do not hesitate to contact me at the phone number or address set forth above.

Very truly yours,

/s/ Patrick B. Costello

Patrick B. Costello

Securities and Exchange Commission Janaury 6, 2021 Page 3

cc:	Diane Fritz, United States Securities and Exchange Commission

Ethan Horowitz, United States Securities and Exchange Commission

Loan Lauren Nguyen, United States Securities and Exchange Commission

David L. Shrier, Adit EdTech Acquisition Corp.

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP